THOMAS C. BILELLO

Vice President and Associate General Counsel

Office of General Counsel

(949) 420-7078 Telephone

(949) 219-3706 Facsimile

Thomas.Bilello@PacificLife.com

April 28, 2023

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Pacific Life Insurance Company
Pacific Select Exec Separate Account – File No. 811-05563
Initial Registration Statement and on Form N-6
Pacific Legacy SVUL - File No. 333-267433

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“Pacific Life”) and Pacific Select Exec Separate Account of Pacific Life (811-05563). Set forth below are responses to Staff comments received on February 24, 2023 in connection with the above referenced Initial Registration Statement on Form N-6, filed September 15, 2022.

Prospectus Comments

1. Staff Comment: Table of Contents - Reinsert “Short-Term” in Short-Term No-Lapse Guarantee rider in table of contents and heading and body of prospectus

Response: We respectfully decline to make the requested modification. The Short-Term No-Lapse Guarantee rider name was changed to “No-Lapse Guarantee Rider” and is no longer known as the “Short-Term No-Lapse Guarantee” rider.

2. Staff Comment: Special Terms, Account Deductions – Please revise the second sentence for clarity.

Response: We made the requested modification.

3. Staff Comment: Special Terms, Basic Face Amount, Face Amount – In reference to our previous comment #9, if both the “Basic Face Amount” and “Face Amount” terms are necessary, please better distinguish the terms in the definitions section.

Response: We have updated the definitions of “Basic Face Amount” and “Face Amount” to provide additional clarity and to more closely align them with the changes in Staff Comment #5.

“Basic Face Amount – is the sum of the Face Amounts of all Basic Life Coverage Layers on the Insureds. The Face Amount of the initial Basic Life Coverage is shown in the Policy Specifications. The Face Amount of a Coverage Layer that is not a Basic Life Coverage Layer is not considered Basic Face Amount.”

“Face Amount – the amount of insurance Coverage on the Insureds provided by the Policy Coverage, as shown in the Policy Specifications and any related Supplemental Schedule of Coverage. The Face Amount is subject to increase or decrease as provided elsewhere in the Policy. For some riders, the rider Face Amount will contribute to the Total Face Amount of the Policy and such amount will also constitute a Coverage Layer. For other riders, the rider Face Amount will not contribute to the Total Face Amount and will not constitute a coverage layer under the Policy.”

4. Staff Comment: Special Terms, Basic Life Coverage Layer, Coverage Layer – In reference to our previous comment #10, if both the “Basic Life Coverage Layer” and “Coverage Layer” terms are necessary, please better distinguish the terms in the definition section.

Response: We have updated the definition of “Coverage Layer” to provide additional clarity and aligning it with the changes in Staff Comment #5. We have also modified “Basic Life Coverage Layer” to provide additional clarity.

“Basic Life Coverage Layer – is a layer of Basic Life Coverage on the Insureds. There may be one or more Basic Life Coverage Layers created at issue. In addition, each increase in Basic Face Amount will create a new Basic Life Coverage Layer. Each Basic Life Coverage Layer has its own Face Amount, Risk Class, Coverage Layer Date, and set of charges. Initial amounts will be shown in the Policy Specifications and any additional coverage layers added after issue will be shown in the Supplemental Schedule of Coverage.”

“Coverage Layer – is insurance coverage on the Insureds provided by this Policy. Generally, increases in the Basic Face Amount under the Policy are referred to as a “Coverage Layer”. For some riders, the rider Face Amount will contribute to the Total Face Amount of the Policy and such amount will also constitute a Coverage Layer. For other riders, the rider Face Amount will not contribute to the Total Face Amount and will not constitute a coverage layer under the Policy.”

5. Staff Comment: Special Terms, Riders - Consider adding disclosure to the effect that “for some riders, the rider face amount will contribute to the total face amount of the policy, such amount will also constitute a coverage layer, while for other riders it will not constitute a coverage layer under the policy.”

Response: We made the requested modification.

6. Staff Comment: Important Information You Should Consider About The Policy, Fees and Expenses, Transaction Charges – In the last sentence, please add “and fees with the exercise of certain riders.”

Response: We made the requested modification.

7. Staff Comment: Risks, Contract Lapse – In the first paragraph, second sentence, please add “and fees may increase in connection with the exercise of certain riders”.

Response: We have updated the language in the first paragraph to align with the language in the Principal Risks of Investing in the Policy – Policy Lapse section.

“Your Policy remains In Force as long as you have sufficient Net Accumulated Value to cover your Policy’s monthly deductions of Policy charges. Insufficient premium payments, poor investment performance, withdrawals, unpaid loans or loan interest and fees associated with the exercise of certain riders may cause your Policy to lapse – which means no death benefit or other benefits will be paid. The Policy may be eligible for the No-Lapse Guarantee Rider that may help prevent the Policy from Lapsing. See the No-Lapse Guarantee Rider in the OTHER BENEFITS AVAILABLE UNDER THE POLICY section in this prospectus.”

8. Staff Comment: Risks, Contract Lapse – In the second paragraph, second sentence, it is noted in your response to the original Comment 17 that with regard to the Risk Classes, that a reinstatement, if approved, will use the same Risk Classes. If this is not the case, please reconcile this difference.

Response: We made the requested modification.

“If the Policy lapses, you have three years from the end of the Grace Period to apply for reinstatement. There is no guarantee that reinstatement will be approved and there are costs associated with reinstating a lapsed Policy. If the Policy is reinstated, the same Risk Classes in use at the time of lapse will apply to the reinstated Policy.”

9. Staff Comment: Overview of the Policy, Premiums. In reference to our previous comment #22, in the “Other Benefits Available Under the Policy” section the rider is listed as a standard feature. Please reconcile one section listing it as a standard feature and in the other it is not.

Response: Response: In the “Other Benefits Available Under the Policy” there are two other riders (Enhanced Policy Split Option and Policy Split Option) that are listed as a “Standard” benefit along with a bullet in the Brief Description of Restrictions/Limitations column that states, “Automatically added at Policy Issue, if eligible”. The No-Lapse Guarantee Rider includes a similar bullet in the Brief Description of Restrictions/Limitations column that states, “Automatically issued on your Policy if Insureds are Age 79 and younger and Death Benefit Option A or B is chosen at Policy Issue.” For additional clarity, we changed the “Standard” entry in the Is the Benefit Standard or Optional column to “Standard, if eligible”.

10. Staff Comment: Overview Of The Policy, Policy Features, Surrender - With respect to tax reporting, tax reporting is not the same as tax consequences. Please revise “may be subject to tax reporting” to also include “may have tax consequences, including a possible tax penalty if surrendered before age 59 ½.”

Response: We have made changes to align this item to the staff comments received on Post Effective Amendment #6 on File Number 333-233112 for Key Exec VUL.

“You can surrender your Policy at any time while the Insured is alive. Any outstanding loan or loan interest will be deducted, and surrender proceeds will be paid in a single lump sum check. Upon surrender, you will have no life insurance coverage or benefits under this Policy. The surrender proceeds, or a portion of, may be subject to tax consequences, including a possible tax penalty on MEC policies for certain situations including, but not limited to surrendering a policy owned by a natural person(s) before age 59 ½. Please consult your tax advisor. This Policy includes an Enhanced Cash Value Benefit which is designed to remove any surrender charge for all Policy Years and may add an additional amount to the Net Cash Surrender Value if the Policy is fully surrendered during Policy Years 1 through 11.”

11. Staff Comment: Periodic Charges Other Than Fund Operating Expenses, Footnote #4. After the sentence “For more information on how the Coverage Charge is calculated”, per original comment 31, add “after the first 10 years of the Coverage Layer.”

Response: We made the requested modification.

12. Staff Comment: Principal Risk Of Investing In The Policy, Policy Lapse - In the last paragraph, first sentence, reconcile this sentence with the prior disclosure in the Risks, Contract Lapse section that states “you may apply for reinstatement during the first three Policy Years.”

Response: We have changed the language in the Risks, Contract Lapse section to match the language in the Principal Risks Of Investing In The Policy, Policy Lapse section.

13. Staff Comment: Policy Basics, Owners, the Insures, and Beneficiaries, Owners- In the first paragraph, you addressed a portion of our previous comment #33 but not all. We reiterate our previous comments and ask that you make it clear that one owner would make the decision for both insureds.

Response: We made the requested modification.

“You can own a Policy by yourself or with someone else. The Owner(s) do not need to be one or both of the Insureds. If the Owner(s), are not the Insureds and even if there is only one Owner, they will be making decisions on behalf of the Insureds. You need the signatures of all Owners for all Policy transactions. If an owner is not indicated on the application, ownership will default to both insureds.”

14. Staff Comment: Policy Basics, Illustrations – “Illustration” is defined as a display of hypothetical future benefits based on factors including both historical and hypothetical rates. We reiterate our previous comment #35 to add “historical or” immediately before “a hypothetical gross rate of return” in the third bullet point.

Response: We have clarified in the third bullet point those illustrations used for Policy Issue use hypothetical rates. We have added a fourth bullet point clarifying that illustrations used after the Policy is In Force use both historical and hypothetical rates.

•	“Illustrations used for Policy Issue that use a hypothetical gross rate of return up to 12% are available.

•	Illustrations used after your Policy is In Force use both historical and hypothetical rates.”

15. Staff Comment: Policy Basics, Telephone and Electronic Transactions. As a follow up to our previous comment #36, please make it clear that loan increases and repayments can be authorized.

Response: We made the requested modification.

16. Staff Comment: Death Benefits, Death Benefit Options – In reference to our previous comment #40, please revise the disclosure to also include cost of insurance charges as a consideration in choosing a Death Benefit Option.

Response: We made the requested modification.

17. Staff Comment: Death Benefit Options, Change Your Death Benefit Option. In the second bullet point, it states “you can change from one Death Benefit Option to the other”. Change “other” to “another” as “other” suggests that there are only two options.

Response: We made the requested modification.

18. Staff Comment: Other Benefits Available Under the Policy. In reference to previous comment #47, it is now the staff’s position that loans must be added to the Other Benefits Available Under the Policy table.

Response: We made the requested modification.

19. Staff Comment: Other Benefits Available Under The Policy, Enhanced Policy Split Option Rider. In the third bullet point, change “accordance” to “occurrence”.

Response: We made the requested modification.

20. Staff Comment: Other Benefits Available Under The Policy, Terminal Illness Rider – Last Survivor. In the last bullet point, third sentence, insert “The” at the start of the sentence.

Response: We made the requested modification.

21. Staff Comment: Optional Riders And Benefits, Enhanced Policy Split Option Rider, New Policy Conditions. In the fourth bullet point, changes were made to the parallel disclosure in the Conversion Rider.

Please confirm that those changes don’t also apply to the Policy Split Option Rider or Enhanced Policy Split Option Rider as the Conversion Rider language is more generous regarding the surrender changes waived than the language in these two riders.

Response: The terms of the Enhanced Policy Split Option rider waive the surrender charges on any amount of Accumulated Value less Policy Debt transferred from the Policy to purchase new policies. We have corrected the language for this rider in this section to align with the terms of the rider.

The terms of the Policy Split Option rider do not waive the surrender charges when the rider is exercised. However, based on previous comments from the SEC, we cannot assess surrender charges or premium loads on Accumulated Value less Policy Debt transferred from variable universal life policies to another variable universal life policy. The second bullet in the Policy Split Option rider, New Policy Conditions should remain as stated.

22. Staff Comment: Optional Riders And Benefits, Enhanced Policy Split Option Rider, Example. In the second paragraph, second sentence, remove “If the new policies are variable universal life policies” based on the assumption in Staff Comment #21.

Response: We made the requested modification.

23. Staff Comment: Optional Riders And Benefits, Policy Split Option Rider, New Policy Considerations. Remove “If the new policies are variable universal life policies” to align with the Conversion Rider.

Response: We respectfully repeat the response made in Staff Comment 21.

The terms of the Policy Split Option rider do not waive the surrender charges when the rider is exercised. However, based on previous comments from the SEC, we cannot assess surrender charges or premium loads on Accumulated Value less Policy Debt transferred from variable universal life policies to another variable universal life policy. The second bullet in the Policy Split Option rider, New Policy Conditions should remain as stated.

24. Staff Comment: Optional Riders And Benefits, Policy Split Option Rider, Example. The new policies will not assess premium load on the Accumulated Value less Policy Debt that is transferred from the Policy. Reiterating previous comment #60, please add that the company will waive surrender charges on the amount transferred from the old Policy.

Response: Similar to our response to Staff Comment #21, we have added clarification that per the terms of the Rider, we will waive surrender charges only if the Accumulated Value less Policy Debt is being transferred to variable universal policies.

25. Staff Comment: Optional Riders And Benefits, Premier Living Benefits Rider 2. In the first bold paragraph, third sentence beginning with “Other Policy values”, add “Policy Loans” to this list, if accurate.

Response: We have included “Policy Debt” instead of the suggested “Policy Loans” as this aligns with the Rider contract language.

26. Staff Comment: Optional Riders And Benefits, Premier Living Benefits Rider 2, Accelerated Death Benefit Payments and Values - Chronic Illness Benefit. In the example on page 40 discussing the reduction factor, please spell out what c, d and e each represent.

Response: We made the requested modification.

27. Staff Comment: Optional Riders and Benefits, Terminal Illness Rider – Last Survivor. In refence to previous comment #70, using an example, please clearly explain how a Policy’s Death Benefit is reduced by an amount greater than the Benefit payment.

Response: We made the requested modification.

28. Staff Comment: Optional Riders And Benefits, No-Lapse Guarantee Rider, Accumulated Value Deficit - In the third sentence, clarify what “according to its terms” means. In the next sentence, clarify what period next “Monthly Payment Date” refers to.

Response: For the first comment, we revised the language to make it clearer that any premium or loan repayment received are applied as described in the Policy, meaning this rider is not changing the terms of the Policy as it applies to the application of premium payments or loan repayments.

For the second comment related to “Monthly Payment Date, we revised the language to provide more clarity.

"Accumulated Value Deficit – When the Policy is continued under the No-Lapse Guarantee, the Net Accumulated Value can be less than or equal to zero. If the Policy does not have sufficient Net Accumulated Value from which Monthly Deductions can be collected, then any uncollected Monthly Deductions, or portions thereof, are accumulated without interest as an Accumulated Value Deficit. Any Premium or Loan Repayment that is received while the Net Accumulated Value is less than or equal to zero and the No-Lapse Guarantee is in effect, will be applied as described in the Policy. Beginning on the next Monthly Payment Date following the receipt of the Premium or Loan Repayment and until eliminated, the Accumulated Value Deficit will first be reduced and then Monthly Deductions will be processed according to the terms of the Policy.”

29. Staff Comment: Your Policy’s Accumulated Value, Additional Credit – In reference to previous comment #72, the disclosure states that the additional credit rate “depends on your Age, Sex, Risk Class and Death Benefit Option at the issue of each Coverage Layer.”. Does the credit rate depend on the characteristics of a single insured?

Response: The credit rate is based on the characteristics of both insureds, and we have modified the disclosure to appropriately reflect this.

“The additional credit rate ranges by duration from 0% to [   ]% and depends on the Age, Sex, Risk Class of both insureds and Death Benefit Option at the issue of each Coverage Layer.”

30. Staff Comment: Your Investment Options – Fixed Option: In reference to previous comment #76, in the third bullet point, please remove the statement that the Fixed Option does not have investment risk.

Response: We made the requested modification.

31. Staff Comment: Withdrawals, Surrenders and Loans, Making Withdrawals. In the first bullet of the “How withdrawals affect your Policy’s Death Benefit” section, instead of “does not equal”, if more accurate state “is more than”.

Response: We made the requested modification.

32. Staff Comment: Withdrawals, Surrenders and Loans, Taking Out a Loan. In the Paying off your loan section, there is new disclosure related to reserving the right to first transfer repayments from the Loan Account to each Fixed Option up to the amount that was originally borrowed. Delete the two new related sentences or supplementally explain why it is appropriate to allocate contrary to the Owner’s instructions.

Response: This language is included to allow us on a guaranteed basis to prevent policy owners from circumventing restrictions on transferring from the Fixed Options to the Variable Accounts. The language is also consistent with the Transferring Among Investment Options and Market-timing Restrictions section and we do not currently enforce this restriction. We did slightly modify the language to add additional clarity.

“Paying off your loan

You can pay off all or part of a loan any time while your Policy is In Force. Any payment received while there is a loan outstanding is first considered a loan repayment unless you instruct us that it is a premium payment. When a loan repayment is made within 21 days of a Policy Anniversary, the payment is first applied to reduce any interest outstanding, and any remaining repayment balance is applied to principal. If a loan repayment is made outside of this 21 day period, the payment is allocated first to principal and then any additional amount is applied to loan interest. We reserve the right to first transfer repayments from the Loan Account to each Fixed Option up to the amount that was originally borrowed. Any excess over this amount will be transferred according to your most recent instructions. However, we will generally transfer any loan payments you make to your Investment Options according to your most recent Allocation Instructions, unless you instruct us otherwise.”

33. Staff Comment: Withdrawals, Surrenders and Loans, Surrendering Your Policy. In reference to previous comment 79a, revise the examples on this page to cover two insureds with representative ages of male age 56 and female age 53 to reflect represented insureds.

Response: We made the requested modification.

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (949) 420-7078. Thank you.

Sincerely,

/s/ Thomas C. Bilello

Thomas C. Bilello